News Release TSX-V: PDO 05-19 Nov. 28, 2005

Portal’s Frankfurt Exchange Listing

Portal Resources Ltd. (TSX-V: PDO) is pleased to announce that as of November 14, 2005, the Company’s shares have been included in the Frankfurt Exchange trading within the Open Market under the symbol DE:A0CAY2. “This listing will facilitate trading in Portal’s shares for the company’s European shareholders,” commented David Hottman, “as well as broaden the company’s exposure to European investors wanting to participate in the precious and base metal sector”.

The Frankfurt Stock Exchange (FWB) is the largest of the eight German stock exchanges, ranking third in the world behind the NYSE and NASDAQ. For further information visit the Frankfurt Stock Exchange at: http://www.exchange.de/INTERNET/EXCHANGE/index.html.

Portal has also filed its 20F in the United States, which will facilitate trading and develop exposure for US investors.

Portal Resources Ltd. Is a growth-oriented junior natural resource company focused primarily on the exploration and development of high potential gold-silver projects in South America with a focus on Argentina. With the Company’s ongoing aggressive exploration programs on its Anchoris copper-gold porphyry, and the Arroyo Verde epithermal gold-silver projects in Argentina, the Company is poised to add significantly to shareholder value through positive exploration results.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information contact: Timea Carlsen or Bruce Winfield

Telephone: 604-629-1929   Facsimile:  604-629-1930 E-mail: info@portalresources.net

Or visit our website at www.portalresources.net